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[redacted]

03037273

File No. 82-5227

October 31, 2003

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SAMMY CORPORATION
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SAMMY CORPORATION (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Tender Offer for Shares of Nissho Inter Life Co., Ltd (dated October 22, 2003)
- Public Notice of Commencement of Tender Office (dated October 29, 2003)

Yours truly,

Fusako Otsuka

FO/ah

Encl.

cc: The Bank of New York
cc: SAMMY CORPORATION (w/o encl.)

(Translation)

03 NOV 12 AM 7:21

File No. 82-5227
October 22, 2003

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)
(Code No. 6426, Tokyo Stock Exchange 1st Section)	
Further Inquiry:	Koichi Fukazawa, Executive Officer and General Manager, President Office (TEL: 03-5950-3790)

Notice of Tender Offer for Shares of Nissho Inter Life Co., Ltd.

It is hereby notified that Sammy Corporation (the "Company"), at the meeting of its Board of Directors held on October 22, 2003, determined to make a tender offer to acquire the shares of Nissho Inter Life Co., Ltd. (Code No. 1986, JASDAC; hereinafter referred to as "NIL"), as described below:

Description

1. Purpose of tender offer:

Sammy Group, comprised of the Company and its 18 subsidiaries and one affiliate, engages in its core business of game machines, which consists of the development, manufacture and merchandising of pachislot machines and pachinko machines, as well as its medium- and long-term growth strategy, N.E.W.S. (New Entertainment World of Sammy) business, which consists of the planning, development and merchandising of amusement equipment for industrial use, video game software for household use, content for mobile phones and character goods, among other things, and the operations of amusement facilities.

The respective roles of the companies of Sammy Group in Japan in the business of game machines, and the business of amusement equipment for industrial use and the operations of amusement facilities are as set forth below:

Business of game machines

Sammy Corporation	:	Development, manufacture and merchandising of pachislot machines and pachinko machines
RODEO Co., Ltd.	:	Development and merchandising of pachislot machines
Shuko Electronics Co., Ltd.	:	Manufacture and merchandising of peripheral

4. Location of head office: 11-1, Higashi-Tabata 2-chome, Kita-ku, Tokyo

5. Representative: Katsuhide Yuasa, President and Representative Director

6. Capital: ¥5,018,000,000 (as of May 20, 2003)

7. Major shareholders and their shareholding ratios (%): (as of May 20, 2003)

Venture Link Co., Ltd.:	42.38%
Link Investment and Consulting Corporation	8.11%
Tsuguo Amai	6.28%
Link Consulting Associates Japan	4.99%

8. Relationship with the Company: There is no capital, personal or trading relationship between the Company and NIL.

9. Operating results for the recent business years: (Non-consolidated)

(¥ thousand)

	Business year ended February 28, 2002	Business year ended May 31, 2002	Business year ended May 31, 2003
Net sales	17,676,975	4,366,980	17,141,353
Ordinary income	(148,718)	165,330	444,388
Net income	(4,119,142)	141,503	303,253

(2) Class of shares to be purchased: Share of common stock

(3) Purchase period (expected): 21days, from October 28, 2003 (Tuesday) to November 17, 2003 (Monday)

(4) Purchase price (expected): ¥326 per share

(5) Basis for determination of purchase price (expected): The purchase price (expected) per share has been fixed at ¥326 by reference to the average (¥364.73) of the closing prices of the shares of common stock of NIL publicized by Japan Securities Dealers Association for the period from April 22, 2003 to October 21, 2003.

(6) Number of shares to be purchased: 7,714,400 shares
If the total number of shares of the offerees falls below the number of shares to be purchased, the Company will purchase all the shares of the offerees. If the total number of shares of the offerees exceeds the number of shares to be purchased, the Company will not purchase any of the excess thereof and settle

transactions, including delivery of the shares purchased, based on a pro rata method as provided in Article 27-13, paragraph 5 of the Securities and Exchange Law of Japan.

(7) Change in the number of shares held by the Company after the tender offer: Number of shares before the tender offer: 0 share (Shareholding ratio: 0.00%)
Number of shares after the tender offer: 7,714,400 shares (Shareholding ratio: 50.49%)

(Note) The number of shares after the tender offer shows the one if 7,714,400 shares to be purchased are purchased. (Total number of issued shares of Nissho Inter Life Co., Ltd.: 15,280,000 shares)

(8) Date of public notice of commencement of tender offer: October 28, 2003 (Tuesday)

(9) Public offer agent: Mitsubishi Securities Co., Ltd.

(10) Funds required for the purchase: ¥2,514,894,000

3. Agreement with NIL on the tender offer:

The board of directors of NIL has adopted a resolution for consenting to the tender offer.

4. Condition on the commencement of the tender offer:

The tender offer shall be commenced on condition that the review by the Company of NIL from financial and legal aspects proves to be satisfactory to the Company.

5. Future outlook:

As a result of the tender offer, NIL will become a consolidated subsidiary of the Company. The effect thereof on the operating results of the Company for the year ending March 31, 2004 will be publicized after the tender offer is completed.

- END -

(Translation)

File No. 82-5227
October 29, 2003

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Koichi Fukazawa, Executive Officer and General Manager, President Office (TEL: 03-5950-3790)

Public Notice of Commencement of Tender Offer

Notice is hereby given that there was found an error in the public notice of commencement of tender offer inserted in the Nihon Keizai Shimbun and the Sankei Shimbun dated October 28, 2003, as described below:

Description

Public notice of commencement of tender offer

(Error)

6. Corporate objectives, contents of business and capital of the tender offeror:

   (3) Capital: ¥8,474,628,854 (as of September 30, 2003)

(Correction)

6. Corporate objectives, contents of business and capital of the tender offeror:

   (3) Capital: ¥8,474,628,854 (as of October 28, 2003)

(Note) The error and the correction thereof are indicated by underlines, respectively.

- END -